Exhibit 99.1

ASX ANNOUNCEMENT

22 July 2011

Completion of Successful Capital Raising

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce to the market the successful completion of an AUD 11.7 million capital raising through a private placement of shares listed on the ASX to institutional and sophisticated investors in Australia and the United States.

The proposed private placement of 60,000,000 new shares at an issue price of AUD 0.195 per share will rank equally with existing shares.  Genetic Technologies is not required to seek shareholder approval for shares under the placement (in accordance with ASX Listing Rule 7.1), and settlement is expected to occur on 27 July 2011 (AEST).  The placement shares are expected to be allotted and quoted on the Australian Securities Exchange (ASX) within one business day of settlement.

The Company is pleased to advise that the offer was well oversubscribed and that over 12 new institutional investors participated in the placement.

Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on woman’s cancer and management, and to accelerate the roll-out of its lead cancer test BREVAGenTM in the US.

Commenting on the placement, the Company’s CEO Dr. Paul MacLeman said:

“This placement represents a successful repositioning of our share register, and the addition of Australian and US institutional investors will support our capital management program going forward.”

“The additional funding, combined with our existing cash reserves and building recurring income streams, underpins our ambition to become a leading global molecular diagnostics company.”

The placement price represents a 12% discount to the 30-day VWAP (volume-weighted average price) prior to the Company’s request to the ASX for a trading halt for its shares on 12 July 2011 (AEST).  The issue price also represents a significant premium to the 52-week VWAP of the Company’s shares of 15.1 cents per share.

The Company confirms that, with the release of this announcement, the Company is in full compliance with its continuous disclosure obligations and, as such, it requests that the current suspension of its shares be immediately lifted.

This release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  The offering of the ordinary shares has not been and will not be registered with the U.S. Securities and Exchange Commission and the ordinary shares may not be offered or sold within the United States or to U.S. persons (as defined in Regulation S under the Securities Act), absent registration or an applicable exemption from registration.

Ends -

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement (USA)

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

For more information please contact:

Genetic Technologies Limited

Dr Paul MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Australia — Media & Investor Relations

Monsoon Communications

Rudi Michelson

t: +61 3 9620 3333